                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 11-K



             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 1997 Commission File Number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Atlantic Electric 401(K) Savings and Investment Plan - A
     6801 Black Horse Pike
     Egg Harbor Twp., N.J.  08234-4130

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


Custom Stable Value Fund                 Equity Index Fund
T. Rowe Price, Inc.                      T. Rowe Price, Inc.
100 East Pratt Street                    100 East Pratt Street
Baltimore, Maryland 21202                Baltimore, Maryland 21202

Equity Income Fund                       Spectrum Growth Fund
T. Rowe Price, Inc.                      T. Rowe Price, Inc.
100 East Pratt Street                    100 East Pratt Street
Baltimore, Maryland 21202                Baltimore, Maryland 21202

International Stock Fund                 Atlantic Energy, Inc. Common Stock
T. Rowe Price, Inc.                      Atlantic Energy, Inc.
100 East Pratt Street                    6801 Black Horse Pike
Baltimore, Maryland 21202                Egg Harbor Twp., NJ 08234-4130

                               TABLE OF CONTENTS


                                                            Page
                                                            ----

Independent Auditors' Report                                   2

Atlantic Electric

   401(K) Savings and Investment Plan - A

Financial Statements as of December 31, 1997 and 1996
   and For The Year Ended December 31, 1997:
   Statements of Net Assets Available for Benefits             3
   Statement of Changes in Net Assets Available for Benefits   4
   Notes to Financial Statements                               5

Supplemental Schedules:
   I:  Schedule of Reportable Transactions-Form 5500,
       Item 27d                                                13

   II: Schedule of Assets Held for Investment Purposes,
       December 31, 1997 - Form 5500, Item 27a                 14


                                     *****

INDEPENDENT AUDITORS' REPORT
----------------------------

Atlantic Electric
    401(K) Savings and Investment Plan - A

We have audited the accompanying statements of net assets available for benefits of Atlantic Electric 401 (K) Savings and Investment Plan-A as of December 31, 1997 and 1996 and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements, present fairly, in all material respects, the net assets available for benefits of Atlantic Electric 401(K) Savings and Investment Plan-A as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/S/  Deloitte & Touche LLP

Deloitte & Touche LLP
Parsippany, New Jersey
June 17, 1998

ATLANTIC ELECTRIC
-----------------
     401 (K) SAVINGS AND INVESTMENT PLAN - A
     ---------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
------------------------------------------------------------------------------

ASSETS                                            1997                1996
                                             --------------     --------------
Investments at fair value:
     Common Collective Trust                   $31,248,485        $31,416,584
     Mutual fund accounts                       47,170,043         33,689,981
     Participant Loans                           1,564,367          1,516,415
     Atlantic Energy, Inc. Common Stock            360,544            203,165

Contributions receivable:
     Atlantic City Electric Company                 19,711             23,756
     Participants                                   59,844             66,779
                                             --------------     --------------

NET ASSETS AVAILABLE FOR BENEFITS              $80,422,994        $66,916,680
                                             ==============     ==============



                      See notes to financial statements.

ATLANTIC ELECTRIC
-----------------
     401 (K) SAVINGS AND INVESTMENT PLAN - A
     ---------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997
------------------------------------------------------------------------------

                                                                  1997
                                                             -------------
Additions to assets:
     Investment income:
        Interest - GIC                                        $ 1,937,558
        Interest - Participant Loans                              120,376
        Dividends                                               3,263,618
        Net appreciation of investments                         6,567,644
                                                             -------------
                                                               11,889,196
     Contributions:
        Participants'                                           4,110,091
        Employers'                                              1,194,500
                                                             -------------
                                                                5,304,591
        Total additions                                        17,193,787
                                                             -------------
Deductions from Assets:
     Benefits paid to participants                              3,683,673
     Administrative Fees                                            3,800
                                                             -------------
        Total deductions                                        3,687,473
                                                             -------------
Increase in net assets available for benefits                  13,506,314
Net assets available for benefits, at beginning of year        66,916,680
                                                             -------------
Net assets available for benefits, at end of year             $80,422,994
                                                             =============


                      See notes to financial statements.

ATLANTIC ELECTRIC

   401(K) SAVINGS AND INVESTMENT PLAN - A
   --------------------------------------

NOTES TO FINANCIAL STATEMENTS
December 31, 1997 and 1996

1.   SIGNIFICANT ACCOUNTING POLICIES

     Plan Description
     ----------------

     The Atlantic Electric 401(K) Savings and Investment Plan - A (the Plan) is a defined contribution savings plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 and with the requirements for qualifications under Section 401(k) of the Internal Revenue Code. The Plan is administered by the Benefits/Trusts Investment Committee appointed by the Board of Directors of Atlantic Energy, Inc., parent holding Company of Atlantic City Electric Company (See
     Note 3 "Subsequent Event"). Employee contributions to the Plan are remitted to T. Rowe Price Trust Company and invested as directed by Plan participants.

     All full-time non-bargaining unit employees of Atlantic City Electric Company, its wholly-owned subsidiary, Deepwater Operating Company and effective February 9, 1995, all fulltime employees of Atlantic Energy Inc., Atlantic Energy Enterprises, Inc., Atlantic Generation, Inc., Atlantic Thermal Systems, Inc., Atlantic Southern Properties, Inc., ATE Investments, Inc., and Atlantic Energy Technologies, Inc., (together referred to as the "Company"), are eligible to participate in the Plan. Additionally, any employee who is not a regular full time employee shall be eligible to participate in the Plan upon completion of 1000 hours of service. Employees may contribute up to 10% of base pay to the tax savings portion of the contributions in any of six investment options. Options available to the employee are the Custom Stable Value Fund, Atlantic Energy, Inc. Common Stock, Equity Index Fund, Equity Income Fund, International Stock Fund, and Spectrum Growth Fund. The tax savings portion of participant contributions (up to 6% of an employee's base pay) is matched by the Company at a rate of 50% not to exceed 3% of the employee's compensation. Federal Income taxes on these contributions and the related income are deferred until withdrawn. The benefits from the tax savings portion of the Plan can be withdrawn upon the attainment of age 59 1/2, retirement, separation from service, death or in special financial hardship situations. In addition, employees may contribute up to an additional 10% of base pay on an after-tax basis to the supplemental savings portion of the Plan, which also earns income that is not subject to Federal income tax until withdrawn. These contributions may be withdrawn once a quarter subject to the provisions of the Internal Revenue Code.

     Tax Status
     ----------

     The Plan obtained its latest determination letter on March 23, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Participant Accounts
     --------------------

     Participants' contributions are recorded in the period of the related payroll deductions. The Company's matching contributions are recorded in the period of the related participants' contributions. Income is recorded as earned. Distributions to participants are recorded in the period in which distributions are made. Participants are fully vested in employee and employer contributions in their respective accounts at all times.

     Plan Termination
     ----------------

     The Company has the right under the Plan to discontinue its contributions at any time subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts. The Plan is scheduled to be terminated on July 1, 1998, see Note 3 "Subsequent Event" for further details.

     Administration Costs
     --------------------

     Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Company. The facilities of the Company are used by the Plan at no charge. Loan processing fees are paid by the participants and deducted from Plan assets.

     Participant Loans Receivable
     ----------------------------

     The Plan began to make participant loans effective April 1, 1995. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer from the investment fund to the participant Loan fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. The interest rate for 1997 and 1996 was 9%. Principal and interest is paid ratably through weekly payroll deductions.

     Investments
     -----------

     The investment options available to plan participants have the following objectives:

     (i) T. Rowe Price Custom Stable Value Fund - to provide principal stability and a high level of monthly income;

     (ii) T. Rowe Price Equity Income Fund - to provide substantial dividend income and secondarily, long-term capital appreciations;

     (iii) T. Rowe Price Equity lndex Fund - to match the performance of the Standard & Poor's Stock Index;

     (iv) T. Rowe Price International Stock Fund - to provide the diversifications of an international fund as well as the opportunity for long-term capital growth;

     (v) T. Rowe Price Spectrum Growth Fund - to provide long-term growth of capital;

     (vi) Atlantic Energy, Inc. Stock - to provide maximum capital appreciation and dividend income from Atlantic Energy, Inc. Common Shares (See Note 3 "Subsequent Event")

     The investments in Mutual Funds are stated at fair value as determined by quoted market prices. The investments in the Common Collective Trust are stated at contract value (which approximates fair value) which is the aggregate of contributions and income earned on such contributions, less participants' withdrawals.

     The following table represents the fair value of investments by issuer comprising 5 percent or more of the Plan's assets:



                                           December 31,

     Investments at Fair Value:        1997         1996
     -------------------------     -----------  -----------
     Custom Stable Value Fund      $31,248,485  $31,416,584
     Equity Index Fund              16,796,691   10,711,382
     Equity Income Fund             25,475,905   18,645,089
                                   -----------  -----------
                                   $73,521,081  $60,773,055
                                   ===========  ===========


     The net appreciation in fair value of each significant type of investment for the year ended is as follows:



                                    December 31,
                                       1997
                                    ------------

     Custom Stable Value Fund      $    -0-
     Equity Index Fund                 3,396,277
     Equity Income Fund                3,071,711
                                    ------------

                                    $  6,467,988
                                    ============

     The Custom Stable Value Fund invests funds in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

     For the years ended December 31, 1997 and 1996, the guaranteed insurance contracts of the Custom Stable Value Fund, in aggregate, had an average yield of 6.38% and 6.36%, respectively.

     At December 31, 1997 and 1996, the fund had a weighted average crediting interest rate of 6.65% and 6.93%, respectively.

     Distributions
     -------------

     At December 31, 1997 and 1996, there were no benefits payable to plan participants.

2.    PARTICIPANT-DIRECTED INVESTMENT FUNDS AS OF December 31, 1997 AND 1996

      Net assets available for plan benefits are presented below for each participant-directed investment fund for the year ended December 31, 1997: (In Dollars)



                                                Custom Stable           Equity             Equity           Spectrum
                                                    Value               Index              Income            Growth
                                               -----------------   -----------------  -----------------  ---------------
Investments at fair value:
   Common Collective Trust                          $31,248,485
   Mutual fund accounts                                                 $16,796,691        $25,475,905       $3,266,896
   Participant loans
   Atlantic Energy, Inc. Common Stock

Contributions receivable:
   Atlantic City Electric Company                        19,563                  70                 28               25
   Participants                                          12,692              16,935             22,485            4,643

                                               -----------------   -----------------  -----------------  ---------------
Net Assets Available for Benefits                   $31,280,740         $16,813,696        $25,498,418       $3,271,564
                                               =================   =================  =================  ===============






                                                 International                        Atlantic
                                                     Stock             Loans           Energy            Total
                                                 ---------------   ---------------  --------------  -----------------
Investments at fair value:
   Common Collective Trust                                                                               $31,248,485
   Mutual fund accounts                              $1,630,551                                           47,170,043
   Participant loans                                                   $1,564,367                          1,564,367
   Atlantic Energy, Inc. Common Stock                                                    $360,544            360,544

Contributions receivable:
   Atlantic City Electric Company                            25                                               19,711
   Participants                                           2,915                               174             59,844

                                                 ---------------   ---------------  --------------  -----------------
Net Assets Available for Benefits                    $1,633,491        $1,564,367        $360,718        $80,422,994
                                                 ===============   ===============  ==============  =================

Changes in Net Assets available for Benefits for the year ended December 31,
1997


                                 Custom Stable           Equity             Equity            Spectrum       International
                                     Value               Index              Income             Growth            Stock
                               -------------------  -----------------   ----------------   ---------------  ----------------
Additions to assets:
   Investment income:
      Interest - GIC             $      1,937,558
      Interest - loans                     31,236     $       33,330      $      43,007      $      7,935     $       4,767
      Dividends                                              350,538          2,479,929           330,483            86,113
      Net appreciation
        of investment                                      3,396,277          3,071,711           113,985           (60,188)
      Interfund                        (2,039,455)         1,167,301            988,489            64,096          (337,184)

   Contributions:
      Employee                            755,102          1,578,607          1,309,570           271,071           184,318
      Employer                          1,101,089             42,661             41,847             6,293             2,610
                               -------------------  -----------------   ----------------   ---------------  ----------------
   Total Additions                      1,785,530          6,568,714          7,934,553           793,863          (119,564)

Deductions from assets:
   Distributions                       (1,960,020)          (484,568)        (1,103,029)          (89,887)          (20,952)
   Administrative fees                     (1,423)            (1,031)              (884)             (253)             (197)
                               -------------------  -----------------   ----------------   ---------------  ----------------
   Total Deductions                    (1,961,443)          (485,599)        (1,103,913)          (90,140)          (21,149)

   Increase/(Decrease) in
      net assets                         (175,913)         6,083,115          6,830,640           703,723          (140,713)
   Net assets, beginning
      of year                          31,456,653         10,730,581         18,667,778         2,567,841         1,774,204
                               -------------------  -----------------   ----------------   ---------------  ----------------
   Net assets, end of year       $     31,280,740     $   16,813,696      $  25,498,418      $  3,271,564     $   1,633,491
                               ===================  =================   ================   ===============  ================





                                                    Atlantic
                                    Loans            Energy            Total
                                ---------------   --------------  -----------------
Additions to assets:
   Investment income:
      Interest - GIC                                                $    1,937,558
      Interest - loans                              $       101            120,376
      Dividends                                          16,555          3,263,618
      Net appreciation
        of investment                                    45,859          6,567,644
      Interfund                   $     70,152           86,601                  0

   Contributions:
      Employee                                           11,423          4,110,091
      Employer                                                           1,194,500
                                ---------------   --------------  -----------------
   Total Additions                      70,152          160,539         17,193,787

Deductions from assets:
   Distributions                       (22,200)          (3,017)        (3,683,673)
   Administrative fees                                      (12)            (3,800)
                                ---------------   --------------  -----------------
   Total Deductions                    (22,200)          (3,029)        (3,687,473)

   Increase/(Decrease) in
      net assets                        47,952          157,510         13,506,314
   Net assets, beginning
      of year                        1,516,415          203,208         66,916,680
                                ---------------   --------------  -----------------
   Net assets, end of year        $  1,564,367      $   360,718     $   80,422,994
                                ===============   ==============  =================

Net assets available for plan benefits are presented below for each participant-directed investment fund for the year ended December 31, 1996: (In Dollars)


                                                  Custom Stable          Equity              Equity            Spectrum
                                                      Value              Index               Income             Growth
                                                ------------------  -----------------   -----------------  -----------------
Investments at fair value:
  Common Collective Trust                          $ 31,416,584
  Mutual fund accounts                                                $ 10,711,382        $ 18,645,089        $ 2,563,007
  Participant loans
  Atlantic Energy, Inc. Common Stock

Contributions receivable:
  Atlantic City Electric Company                         23,739                  8                   1                  5
  Participants                                           16,330             19,191              22,688              4,829

                                                ------------------  -----------------   -----------------  -----------------
Net Assets Available for Benefits                  $ 31,456,653       $ 10,730,581        $ 18,667,778        $ 2,567,841
                                                ==================  =================   =================  =================



                                                  International                         Atlantic
                                                      Stock              Loans           Energy            Total
                                                 ----------------   ----------------  --------------  -----------------
Investments at fair value:
  Common Collective Trust                                                                               $ 31,416,584
  Mutual fund accounts                             $ 1,770,503                                            33,689,981
  Participant loans                                                   $ 1,516,415                          1,516,415
  Atlantic Energy, Inc. Common Stock                                                    $ 203,165            203,165

Contributions receivable:
  Atlantic City Electric Company                             3                                                23,756
  Participants                                           3,698                                 43             66,779

                                                 ----------------   ----------------  --------------  -----------------
Net Assets Available for Benefits                  $ 1,774,204        $ 1,516,415       $ 203,208       $ 66,916,680
                                                 ================   ================  ==============  =================

3.   SUBSEQUENT EVENT

     On August 12, 1996, the Board of Directors of Atlantic Energy, Inc. and Delmarva Power & Light Company (Delmarva) jointly announced an agreement to merge the companies into a new company named Conectiv. The merger became effective on March 1, 1998. As a result of this merger, each share of Atlantic Energy, Inc. Common Stock was converted into .75 shares of Conectiv Common Stock and .125 shares of Conectiv Class A Stock.

     In connection with this merger, the Plan will be terminated on July 1, 1998. All assets will be rolled into the Conectiv Savings and Thrift Plan. This termination and rollover will not effect the specific provisions of the Plan or the participants rights under the current plan.

                                                                      SCHEDULE I

ATLANTIC ELECTRIC
-----------------
   401 (K) SAVINGS AND INVESTMENT PLAN - A
   ---------------------------------------

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997

Transactions or series of transactions in excess of 5% of the market value of plan assets:

  Units or     Description of                          Market       Net Gain
   Shares        Investment          Cost               Value       or (Loss)
-------------------------------------------------------------------------------

Purchases:
-------------
               T. Rowe Price
               Custom Stable
               Value Fund            $ 7,573,665

               T. Rowe Price
               Equity Index Fund       5,359,671

               T. Rowe Price
               Equity Income Fund      6,835,157

Sales:
-------------
               T. Rowe Price
               Custom Stable
               Value Fund            $ 7,740,988     $ 7,740,988   $       -

               T. Rowe Price
               Equity Index Fund       2,302,256       2,670,585     368,329

               T. Rowe Price
               Equity Income Fund      2,503,214       3,076,003     572,789

                                                                     SCHEDULE II


ATLANTIC ELECTRIC
-----------------
    401 (K) SAVINGS AND INVESTMENT - A
    ----------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                             Description of
                                               Investment                       Cost                 Current Value
                                      ------------------------------    ---------------------    ----------------------
T. Rowe Price
     Custom Stable Value
     Fund                                          GIC                           $31,248,485               $31,248,485

     Equity Index Fund                Mutual Fund                                 11,378,183                16,796,691

     Equity Income Fund               Mutual Fund                                 19,645,911                25,475,905

     Spectrum Growth Fund             Mutual Fund                                  2,979,220                 3,266,896

     International Stock
     Fund                             Mutual Fund                                  1,594,667                 1,630,551

Atlantic Energy, Inc.
     Stock *                          Common Stock                                   318,080                   360,544

Participant Loans                     Various loans at 9%,
                                      maturing January 1998
                                      through September 2012                       1,564,367                 1,564,367
                                                                        ---------------------    ----------------------

TOTAL ASSETS HELD FOR INVESTMENT                                                 $68,728,913               $80,343,439
                                                                        =====================    ======================

*Represents a qualified investment in an Employee related security.

                                  SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



     Date:  June 30, 1998               /s/ L.M. Walters
                                        -------------------------
                                        L. M. Walters
                                        Treasurer